UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 20, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated October 20, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS HIGHEST EVER
QUARTERLY AND YEAR TO DATE EARNINGS

3rd Quarter Highlights

     Highest ever quarterly net income of $245.3 million, or $2.77 per share
     Net income includes gains of $143.6 million from sale of assets and non-cash charges of $9.9 million from unrealized foreign exchange-related items
     Increased quarterly dividend by 10 percent to $0.1375 per share

Nassau, The Bahamas, October 20, 2004 — Teekay Shipping Corporation today reported net income of $245.3 million, or $2.77 per share, for the quarter ended September 30, 2004, compared to net income of $20.3 million, or $0.25 per share, for the quarter ended September 30, 2003. The results for the third quarter of 2004 included a gain of $90.1 million from the sale of the Company’s investment in A/S Dampskibsslskabet Torm (Torm), gains of $53.5 million primarily from the sale of eight older vessels during the quarter, a deferred income tax expense of $4.3 million relating to unrealized foreign exchange gains, and an unrealized foreign currency translation loss of $5.6 million relating to long-term debt denominated in Euros. The results for the quarter ended September 30, 2003 included $5.8 million in non-cash charges relating to five vessels sold during the third quarter of 2003 and $4.0 million in deferred income tax expense relating to unrealized foreign exchange gains. Net voyage revenues(1) for the third quarter of 2004 were $414.1 million, compared to $274.9 million for the same period in 2003, and income from vessel operations increased to $194.7 million from $43.8 million.

The higher results for the current quarter are primarily due to the increase in spot tanker charter rates with Teekay’s spot Aframax fleet averaging $31,080 per calendar-ship-day in the third quarter of 2004, compared to $18,318 per calendar-ship-day in the same period last year. In addition, the most recent quarter’s results reflect the continued growth of the Company’s fixed-rate segments both through the delivery of newbuildings onto long-term contracts and the acquisition of Naviera F. Tapias S.A. (renamed Teekay Shipping Spain S.A.) on April 30, 2004, partially offset by the sale of certain older spot vessels over the past 12 months.

Net income for the nine months ended September 30, 2004 was $532.9 million, or $6.12 per share, compared to $170.8 million, or $2.11 per share, for the same period last year. The results for the nine months ended September 30, 2004 included a gain of $93.2 million from the sale of marketable securities, gains of $54.6 million primarily from the sale of eight older vessels and an unrealized foreign currency translation loss of $10.8 million relating to long-term debt denominated in Euros. The results for the nine months ended September 30, 2003 included $36.3 million in non-cash charges relating to the sale of 12 older vessels, a $4.9 million write-down in the carrying value of certain marketable securities, and $3.0 million in deferred income tax expense relating to unrealized foreign exchange gains. Net voyage revenues(1) for the nine months ended September 30, 2004 were $1,230.6 million compared to $840.8 million for the same period last year, while income from vessel operations increased to $525.4 million from $249.1 million.

(1)     Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information of Teekay’s three main segments, the spot tanker segment, the fixed-rate tanker segment and the Company’s new fixed-rate liquefied natural gas (LNG) segment (see the “Teekay Fleet” section of this release for further details):

--------------------------------- ---------------------------------------------------- ----------------------------------------

                                                  Three Months Ended                             Three Months Ended
                                                  September 30, 2004                             September 30, 2003
                                                      (unaudited)                                    (unaudited)
                                                  Fixed-       Fixed-                                  Fixed-
                                    Spot          Rate         Rate                       Spot         Rate
                                    Tanker        Tanker         LNG                      Tanker       Tanker
(in thousands of U.S. dollars)      Segment       Segment      Segment        Total       Segment      Segment       Total
--------------------------------- ------------ ------------- ------------ ------------ ------------- ------------ -------------

Net voyage revenues                 237,843       159,033       17,270      414,146       150,471      124,387     274,858

Vessel operating expenses            23,457        31,635        3,107       58,199        31,793       23,488      55,281
Time-charter hire expense            71,346        49,552            -      120,898        50,112       45,843      95,955
Depreciation and amortization        24,913        34,739        5,150       64,802        27,004       22,881      49,885

Cash flow from vessel
operations*                         129,460        63,634       12,905      205,999        53,727       45,777      99,504
--------------------------------- ------------ ------------- ------------ ------------ ------------- ------------ -------------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

For the third quarter of 2004, cash flow from vessel operations from the Company’s fixed-rate tanker segment increased to $63.6 million from $45.8 million for the third quarter of 2003, primarily due to the addition of five conventional tankers on charter to ConocoPhillips and five fixed-rate Suezmax tankers acquired as part of the Tapias transaction.

Fixed-Rate LNG Segment

The LNG segment operating results for the third quarter of 2004 reflect Teekay Shipping Spain’s three existing LNG carriers which generated $12.9 million of cash flow from vessel operations. During the third quarter, the Company took delivery of its third newbuilding LNG carrier, which commenced service under a 25-year charter contract, and the Company expects to take delivery of a fourth newbuilding LNG carrier in December 2004, which will commence service under a 20-year charter contract upon delivery. Teekay had no LNG carriers prior to its acquisition of Tapias in April 2004.

Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment increased to $129.5 million in the third quarter of 2004 from $53.7 million in the third quarter of 2003, primarily due to the significant increase in average spot tanker charter rates as well as the delivery of newbuildings and additional chartered-in vessels, partially offset by the sale of a number of older vessels during the past 12 months. On a net basis, these fleet changes reduced the total number of calendar-ship-days in the Company’s spot tanker segment by 240 days to 7,677 days in the third quarter of 2004, compared to 7,917 days in the third quarter of 2003.

The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per calendar-ship-day, or time-charter equivalent (TCE).

---------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended                        Nine Months Ended
                                       September 30,      June 30,     September 30,    September 30,    September 30,
                                           2004             2004           2003             2004            2003
---------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Calendar-Ship Days                          210             273            277             756              543
    TCE per calendar-ship-day               $75,467         $54,788        $34,018         $66,409          $44,333

    Suezmax Tanker Fleet
    Calendar-Ship Days                          620             647            644           1,828            1,256
    TCE per calendar-ship-day               $45,616         $36,879        $23,793         $48,478          $34,214

    Aframax Tanker Fleet
    Calendar-Ship Days                        5,426           5,152          5,477          15,700           16,234
    TCE per calendar-ship-day               $31,080         $27,567        $18,318         $32,916          $24,743

    Oil/Bulk/Ore Fleet
    Calendar-Ship Days                            -               -            625               -            1,991
    TCE per calendar-ship-day                     -               -        $13,382               -          $16,212

    Large/Medium-Size Product
    Tanker Fleet
    Calendar-Ship Days                          558             503            184           1,456              361
    TCE per calendar-ship-day               $23,484         $20,332        $21,707         $23,479          $32,089

    Small Product Tanker Fleet
    Calendar-Ship Days                          863             902            710           2,612            1,670
    TCE per calendar-ship-day               $13,896         $13,188        $11,462         $13,526          $11,860

---------------------------------------------------------------------------------------------------------------------

Tanker Market Overview

During the third quarter of 2004, tanker freight rates increased further from the already firm levels experienced in the prior quarter. This was due primarily to increased oil production in response to global oil demand growth, led by Asia and North America. Subsequent to the end of the quarter, tanker rates have surged to levels not experienced in the last three decades due to the cumulative effect of positive tanker market fundamentals.

Global oil demand, an underlying driver of tanker demand, continued to be strong, averaging 82.0 million barrels per day (mb/d) during the third quarter of 2004, a 0.9 mb/d rise from the previous quarter and 2.8 mb/d higher than the third quarter of 2003. Increased oil consumption in China and North America, combined with higher oil-based electricity generation in Japan as a result of safety-related nuclear reactor shutdowns, were among the key factors driving growth in global oil demand. On October 12, 2004, the International Energy Agency (IEA) raised its forecast for 2004 global oil demand to 82.4 mb/d, representing the highest rate of growth since the 1970s. The IEA is forecasting a further increase in global oil demand for 2005 of 1.5 mb/d, or 1.8%.

Global oil supply grew to 83.6 mb/d in the third quarter of 2004, an increase of 1.2 mb/d over the prior quarter, and 4.2 mb/d higher than the third quarter of 2003. Continuing a recent trend, tanker tonne-mile demand growth was further amplified as all of the increase in oil production was from long-haul OPEC sources. OPEC production rose by 1.3 mb/d during the quarter, while non-OPEC production declined slightly due to scheduled field maintenance in the North Sea and hurricanes in the United States. At its September 15, 2004 meeting, OPEC (excluding Iraq) raised its oil production quota by 1.0 mb/d to 27.0 mb/d, effective on November 1, 2004, although actual current OPEC production remains above this level.

The size of the world tanker fleet rose to 330.0 million deadweight tonnes (mdwt) as of September 30, 2004, up 1.5% from the end of the previous quarter. Deletions totaled 1.4 mdwt in the third quarter of 2004, down from 2.8 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2004 totaled 6.2 mdwt compared to the 6.6 mdwt in the previous quarter.

As of September 30, 2004, the world tanker orderbook stood at 86.8 mdwt, or 26.3% of the world tanker fleet, the same percentage as the end of the previous quarter.

Teekay Fleet

As at September 30, 2004, Teekay’s fleet (excluding vessels managed for third parties) consisted of 161 vessels, including 52 chartered-in vessels and 17 newbuildings on order. During the third quarter of 2004, the Company sold and delivered eight tankers to new owners: the PETROSKALD (1982-built Shuttle tanker), the SELETAR SPIRIT (1988-built Aframax tanker), the SEMAKAU SPIRIT (1988-built Aframax tanker), the SENTOSA SPIRIT (1989-built Aframax tanker) and four other vessels mentioned in the previous quarter’s earnings release. In addition, the Company took delivery of three newbuildings during the third quarter of 2004: the ESTHER SPIRIT (Aframax tanker) and the KILIMANJARO SPIRIT (Aframax tanker), which are trading in the Company’s spot tanker segment; and the GALICIA SPIRIT (LNG carrier), which commenced service under a 25-year fixed-rate charter contract to Union Fenosa Gas S.A.

The following table summarizes the Teekay fleet as at September 30, 2004:

----------------------------------------------------------------------------------------------------------------------------
                                                                              Number of Vessels (1)
                                                     -----------------------------------------------------------------------
                                                             Owned         Chartered-in     Newbuildings
                                                            Vessels           Vessels         on Order          Total
----------------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
        Very Large Crude Carriers                                -                2                 -              2
        Suezmax Tankers                                          2                4                 1              7
        Aframax Tankers                                         40               17                 5             62
        Large/Medium Product Tankers                             -                6                 3              9
        Small Product Tankers                                    -               10                 -             10
----------------------------------------------------------------------------------------------------------------------------
        Total Spot Tanker Segment                               42               39                 9             90
============================================================================================================================
  Fixed-Rate Tanker Segment:
        Shuttle Tankers (2)                                     29               12                 -             41
        Conventional Tankers                                    13                -                 4             17
        Floating Storage & Offtake (FSO) Units (3)               4                -                 -              4
        LPG / Methanol Carriers                                  1                1                 -              2
----------------------------------------------------------------------------------------------------------------------------
        Total Fixed-Rate Tanker Segment                         47               13                 4             64
----------------------------------------------------------------------------------------------------------------------------
  Fixed-Rate LNG Segment                                         3                -                 4              7
----------------------------------------------------------------------------------------------------------------------------
  Total                                                         92               52                17            161
============================================================================================================================

                 (1)     Does not include vessels managed on behalf of third parties.
                 (2)     Includes seven shuttle tankers of which the Company’s ownership interests range from 50% to 70.25%.
                 (3)     Includes one FSO unit in which the Company’s ownership interest is 89%.

During the third quarter of 2004, as part of its ongoing fleet renewal program, the Company entered into agreements to sell an additional five older vessels: the LEON SPIRIT (1989-built Suezmax tanker) and the SEVILLA SPIRIT (1991-built Suezmax tanker), which are both operating in the Company’s fixed-rate tanker segment; and the KYUSHU SPIRIT (1991-built Aframax tanker), the VANCOUVER SPIRIT (1992-built Aframax oil/bulk/ore carrier) and the VICTORIA SPIRIT (1993-built Aframax oil/bulk/ore carrier), which are operating in the Company’s spot tanker segment. Expected total gross proceeds from the sale of these five vessels is approximately $145 million. These vessels are scheduled to deliver to the buyers during the fourth quarter, at which time the Company expects to record a gain of approximately $11 million relating to the sale of these vessels.

Liquidity and Capital Expenditures

As at September 30, 2004, the Company had total liquidity of $874.7 million, comprising $308.0 million in cash and cash equivalents and $566.7 million in undrawn medium-term revolving credit facilities.

As at September, 2004, the Company had approximately $1,067.0 million in remaining capital commitments relating to its 17 newbuildings on order. Of this, approximately $241 million is due during the fourth quarter of 2004, $378 million in 2005, $256 million in 2006 and $192 million due in 2007 and early 2008. For the remaining capital commitments, long-term financing arrangements totaling approximately $1,005.9 million exist for 14 of the 17 newbuildings on order.

Dividend Increase

On September 30, 2004, the Company announced that its Board of Directors had voted to increase its quarterly dividend by 10 percent to $0.1375 per share. This dividend increase represents the second consecutive year in which the Company has increased its dividend, resulting in a 28% increase over two years.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s sea-borne oil and has expanded into the liquefied natural gas shipping sector. With a fleet of over 160 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, the Company provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as the premier marine midstream company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on October 21, 2004, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through Teekay’s Web site at www.teekay.com. The presentation will be available on the web site prior to the conference call. A recording of the call will be available until October 28, 2004 by dialing (719) 457-0820, access code 833407, or via the Company’s web site until November 21, 2004.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Jennifer Horner
Tel: +1 (604) 844-6631

Web site: www.teekay.com

---------------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                           SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                (in thousands of U.S. dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------------------

                                                        Three Months Ended                           Nine Months Ended
                                         September 30,       June 30,       September 30,   September 30,     September 30,
                                             2004             2004              2003           2004               2003
                                          (unaudited)      (unaudited)       (unaudited)    (unaudited)        (unaudited)

VOYAGE REVENUES                              520,612          477,622           380,544      1,549,685          1,125,047
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
OPERATING EXPENSES
Voyage expenses                              106,466          108,708           105,686        319,058            284,207
Vessel operating expenses                     58,199           53,765            55,281        160,876            153,457
Time-charter hire expense                    120,898          106,574            95,955        336,137            202,349
Depreciation and amortization                 64,802           60,846            49,885        179,262            138,790
General and administrative                    29,050           25,816            23,461         82,491             58,785
Vessel write-downs/(gain) loss on
    sale of vessels                          (53,512)            (450)            5,843        (54,565)            36,341
Restructuring charge                               -              240               657          1,002              1,969
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
                                             325,903          355,499           336,768      1,024,261            875,898
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
Income from vessel operations                194,709          122,123            43,776        525,424            249,149
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
OTHER ITEMS
Interest expense                             (35,225)         (30,672)          (21,827)       (87,460)           (57,913)
Interest income                                5,900            4,883               799         12,038              2,932
Income tax expense                            (8,066)          (6,086)           (6,000)       (16,301)           (23,186)
Equity income from joint ventures              2,535            3,288             1,357          7,659              3,753
Gain (loss) on sale of marketable
    securities                                90,070            2,232               (28)        93,175                142
Write-down of marketable securities                -                -                 -              -             (4,910)
Other - net                                   (4,591)           2,775             2,250         (1,651)               815
 ------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
                                              50,623          (23,580)          (23,449)         7,460            (78,367)
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
Net income                                   245,332           98,543            20,327        532,884            170,782
====================================== ================ ================= ================= ================= =================
Earnings per common share
-       Basic                                  $2.94            $1.19             $0.25          $6.46              $2.14
-       Diluted                                $2.77            $1.13             $0.25          $6.12              $2.11
-------------------------------------- ---------------- ----------------- ----------------- ----------------- -----------------
Weighted-average number of common
shares outstanding
-       Basic                             83,317,200       82,603,379        80,085,404     82,516,723         79,741,480
-       Diluted *                         88,718,531       87,340,951        81,884,344     87,110,068         81,120,206
====================================== ================ ================= ================= ================= =================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                       As at September 30,        As at December 31,
                                                                               2004                      2003
                                                                           (unaudited)
ASSETS
Cash and cash equivalents                                                     308,034                   292,284
Other current assets                                                          205,626                   188,249
Restricted cash - current                                                      76,361                         -
Marketable securities - long-term                                                   -                    95,511
Restricted cash - long-term                                                   337,345                         -
Vessels and equipment                                                       3,300,619                 2,424,204
Advances on newbuilding contracts                                             240,317                   150,656
Other assets                                                                  212,531                   187,798
Intangible assets                                                             282,217                   118,588
Goodwill                                                                      176,220                   130,754
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                5,139,270                 3,588,044
==================================================================== ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      154,873                   171,411
Current portion of long-term debt                                             199,395                   103,221
Long-term debt                                                              2,447,895                 1,533,537
Other long-term liabilities                                                   245,798                   112,726
Minority interest                                                              14,563                    15,322
Stockholders' equity                                                        2,076,746                 1,651,827
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                  5,139,270                 3,588,044
==================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                             TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Nine Months Ended
                                                                                       September 30,
                                                                               2004                      2003
                                                                           (unaudited)               (unaudited)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow provided by operating activities                                520,224                   330,627
-------------------------------------------------------------------- ------------------------- -------------------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                            1,469,670                 1,679,297
Scheduled repayments of long-term debt                                        (89,237)                  (49,182)
Prepayments of long-term debt                                              (1,462,439)               (1,023,000)
Other                                                                           5,814                    (5,909)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow provided by (used for) financing activities                     (76,192)                  601,206
-------------------------------------------------------------------- ------------------------- -------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (465,227)                 (227,070)
Expenditures for the purchase of Naviera F. Tapias S.A.                      (286,854)                        -
Expenditures for the purchase of Navion AS                                          -                  (704,734)
Proceeds from sale of vessels and equipment                                   220,917                    91,080
Proceeds from sale of available-for-sale securities                           135,357                     2,954
Other                                                                         (32,475)                  (42,737)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow used for investing activities                                  (428,282)                 (880,507)
-------------------------------------------------------------------- ------------------------- -------------------------
Increase in cash and cash equivalents                                          15,750                    51,326
Cash and cash equivalents, beginning of the period                            292,284                   284,625
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  308,034                   335,951
==================================================================== ========================= =========================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30, 2004
                                                                        (unaudited)

                                                                      Fixed-Rate
                                              Spot Tanker               Tanker             Fixed-Rate
                                                Segment                Segment            LNG Segment            Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues(1)                          237,843                159,033               17,270             414,146
Vessel operating expenses                        23,457                 31,635                3,107              58,199
Time-charter hire expense                        71,346                 49,552                    -             120,898
Depreciation and amortization                    24,913                 34,739                5,150              64,802
General and administrative                       13,580                 14,212                1,258              29,050
Vessel write-downs/(gain) loss
    on sale of vessels                          (49,821)                (3,691)                   -             (53,512)
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                   154,368                 32,586                7,755             194,709
================================== ======================== ===================== ==================== ===================

                                                              Three Months Ended June 30, 2004
                                                                        (unaudited)

                                                                      Fixed-Rate
                                              Spot Tanker               Tanker             Fixed-Rate
                                                Segment                Segment            LNG Segment            Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues(1)                          202,965                158,065                7,884             368,914
Vessel operating expenses                        23,752                 28,376                1,637              53,765
Time-charter hire expense                        60,369                 46,205                    -             106,574
Depreciation and amortization                    25,976                 32,493                2,377              60,846
General and administrative                       12,081                 12,994                  741              25,816
Vessel write-downs/(gain) loss
    on sale of vessels                             (450)                     -                    -                (450)
Restructuring charge                                240                      -                    -                 240
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                    80,997                 37,997                3,129             122,123
================================== ======================== ===================== ==================== ===================

                                                           Three Months Ended September 30, 2003
                                                                        (unaudited)

                                                                      Fixed-Rate
                                              Spot Tanker               Tanker             Fixed-Rate
                                                Segment                Segment            LNG Segment            Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues(1)                         150,471                  124,387                 -              274,858
Vessel operating expenses                       31,793                   23,488                 -               55,281
Time-charter hire expense                       50,112                   45,843                 -               95,955
Depreciation and amortization                   27,004                   22,881                 -               49,885
General and administrative                      14,489                    8,972                 -               23,461
Vessel write-downs/(gain) loss
    on sale of vessels                           5,843                        -                 -                5,843
Restructuring charge                               350                      307                 -                  657
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                   20,880                   22,896                 -               43,776
================================== ======================== ===================== ==================== ===================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                     APPENDIX A - SUPPLEMENTAL INFORMATION CONTINUED

                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                            Nine Months Ended September 30, 2004
                                                                        (unaudited)

                                                                      Fixed-Rate
                                            Spot Tanker                 Tanker             Fixed-Rate
                                              Segment                  Segment            LNG Segment           Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues(1)                        728,889                  476,584               25,154           1,230,627
Vessel operating expenses                      70,663                   85,469                4,744             160,876
Time-charter hire expense                     191,271                  144,866                    -             336,137
Depreciation and amortization                  75,775                   95,960                7,527             179,262
General and administrative                     38,679                   41,813                1,999              82,491
Vessel write-downs/(gain) loss
     on sale of vessels                       (50,874)                  (3,691)                   -             (54,565)
Restructuring charge                            1,002                        -                    -               1,002
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                 402,373                  112,167               10,884             525,424
================================== ======================== ===================== ==================== ===================

                                                            Nine Months Ended September 30, 2003
                                                                        (unaudited)

                                                                      Fixed-Rate
                                            Spot Tanker                 Tanker             Fixed-Rate
                                              Segment                  Segment            LNG Segment           Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues(1)                        546,125                  294,715                    -             840,840
Vessel operating expenses                      95,821                   57,636                    -             153,457
Time-charter hire expense                     113,851                   88,498                    -             202,349
Depreciation and amortization                  81,671                   57,119                    -             138,790
General and administrative                     39,071                   19,714                    -              58,785
Vessel write-downs/(gain) loss
    on sale of vessels                         36,341                        -                    -              36,341
Restructuring charge                              350                    1,619                    -               1,969
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations                 179,020                    70,129                   -             249,149
================================== ======================== ===================== ==================== ===================

(1)     Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

      FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market and sources of incremental oil production, and spot tanker charter rates; newbuilding delivery dates and the commencement of service under long-term contracts; the Company’s future capital expenditure commitments and the financing requirements for such commitments; and proceeds and gain in the fourth quarter of 2004 relating to the sale of five of its older vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2003. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                      RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

                                             (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30, 2004
                                                                         (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Income from vessel operations             154,368                  32,586                7,755                194,709
Depreciation and amortization              24,913                  34,739                5,150                 64,802
Vessel write-downs/(gain) loss
     on sale of vessels                   (49,821)                 (3,691)                   -                (53,512)
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel operations (1)      129,460                  63,634               12,905                205,999
================================== ======================== ===================== ==================== ====================

                                                            Three Months Ended September 30, 2003
                                                                         (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Income from vessel operations              20,880                  22,896                    -                 43,776
Depreciation and amortization              27,004                  22,881                    -                 49,885
Vessel write-downs/(gain) loss
     on sale of vessels                     5,843                       -                    -                  5,843
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel operations(1)        53,727                  45,777                    -                 99,504
================================== ======================== ===================== ==================== ====================
(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-down/(gain) loss on sale of vessels. Cash flow from vessel operations is included because certain investors use this data to measure the financial performance of shipping companies. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES CONTINUED

                                              (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30, 2004
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           326,287                 177,000                17,325               520,612
Voyage expenses                            88,444                  17,967                    55               106,466
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   237,843                 159,033                17,270               414,146
================================== ======================== ===================== ==================== ====================

                                                           Three Months Ended September 30, 2003
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           240,852                 139,692                     -               380,544
Voyage expenses                            90,381                  15,305                     -               105,686
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   150,471                 124,387                     -               274,858
================================== ======================== ===================== ==================== ====================

                                                            Nine Months Ended September 30, 2004
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           992,831                  531,530                25,324            1,549,685
Voyage expenses                           263,942                   54,142                   170              319,058
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   728,889                  476,584                25,154            1,230,627
================================== ======================== ===================== ==================== ====================

                                                            Nine Months Ended September 30, 2003
                                                                        (unaudited)

                                                                Fixed-Rate
                                        Spot Tanker               Tanker               Fixed-Rate
                                          Segment                 Segment             LNG Segment              Total
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                           796,933                  328,112                     -            1,125,047
Voyage expenses                           250,810                   33,397                     -              284,207
---------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                   546,125                  294,715                     -              840,840
================================== ======================== ===================== ==================== ====================
(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.